

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Catherine Spear
Co-Chief Executive Officer
FIGS, Inc.
2834 Colorado Avenue, Suite 100
Santa Monica, California 90404

      Re: FIGS, Inc.
          Amendment No. 2 to
          Draft Registration Statement on Form S-1
          Submitted April 21, 2021
          CIK No. 0001846576

Dear Ms. Spear:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted April 21, 2021

General

1.   We note that you commissioned a research study conducted by Frost & Sullivan. Please provide the consent of Frost & Sullivan in accordance with Rule 436 of the Securities Act.

2.   Please move the Letter from the Co-Founders & Co-CEOs from the forepart of your prospectus to somewhere in the prospectus after the risk factor section.

Catherine Spear
FIGS, Inc.
May 5, 2021
Page 2

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alison Haggerty